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For Release December 17, 2001                                      [LOGO]

                                                             December 17, 2001

            [Legends: Filed by: Conestoga Enterprises, Inc.
            pursuant to Rule 425 under the Securities Act of 1933
            and deemed filed pursuant to Rule 14a-12 under the
            Securities Exchange Act of 1934
            Subject Company: Conestoga Enterprises, Inc.
            (Commission File No. 0-24064)]


Contacts:   Conestoga Enterprises, Inc.
            Albert H. Kramer, President
            (610) 582-6204

                  Conestoga Enterprises, Inc. Announces That
               It Will Not Pursue Lynch's Indication of Interest

December 17, 2001: Conestoga Enterprises, Inc. (NASDAQ: CENI) announced today that it would not pursue the unsolicited indication of interest received from Lynch Interactive Corporation on December 11, 2001. Conestoga believes that Lynch's indication of interest is not superior to Conestoga's definitive merger agreement with D&E Communications, Inc. and intends to continue to pursue consummation of the transaction contemplated by the D&E merger agreement.

                                  ************

D& E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTIONS DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.